SCHEDULE A

PRESS RELEASE

FOR IMMEDIATE RELEASE:                                                                August 5, 2010                                                                 PR10-11

Atna Resources Announces Resignation of Director

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN - OTCBB:ATNAF) today announced the resignation of John Theobald from the board of directors. Mr. Theobald is currently Executive Director and Chief Operating Officer of Anglo Pacific Group plc. and is tendering his resignation from the Atna board to focus his efforts on that of Anglo Pacific.

The management and board of Atna would like to thank John for his service and insight to the company and wish him well in the future.

About Atna

Atna Resources is building a successful gold mining company focused in the western U.S. and is dedicated to responsible gold production and the creation of sustainable value for its shareholders, employees and the communities where it operates. Atna has over 3.2 million ounces of gold resource in all categories. The company commenced gold production at its Briggs Mine in Inyo County, California in May 2009, which is expected to produce 213,000 ounces of gold over a six year mine life. In addition, the company is developing the Reward gold property located in Nye County, Nevada. Atna has a pipeline of development and exploration gold properties including its 30 percent joint venture interest in the Pinson gold property in Humboldt County, Nevada and the Columbia gold project in Lewis and Clark County, Montana.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from Atna or found online at www.sec.gov.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182